Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AZITRA, INC.

Azitra, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1. That the certificate of incorporation of the Corporation is hereby amended by inserting the following at the end of Article FOURTH, Part A thereof:

“Upon the effectiveness (the “Effective Time”) of the Certificate of Amendment inserting this paragraph in the Certificate of Incorporation, each two (2) to thirty (30) shares of Common Stock that are issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) share of Common Stock, with the exact ratio to be determined by the Board prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the “Reverse Split”). The Reverse Split shall occur automatically without any further action by the Corporation or its stockholders and whether or not any certificate representing such shares immediately prior to the Effective Time (an “Old Certificate”) is surrendered to the Corporation. No fractional shares of Common Stock will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to receive cash (without interest) in lieu of fractional shares, equal to such fraction multiplied by the average of the closing sales prices of the Common Stock on the exchange the Corporation is currently trading during regular trading hours for the five consecutive trading days immediately preceding the effective date of the Reverse Split (with such average closing sales prices being adjusted to give effect to the Reverse Split). Following the Effective Time, each Old Certificate shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been reclassified and combined, subject to the elimination of fractional share interests as described above, until such time as such Old Certificate has been surrendered to the Corporation.”

2. That this amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3. That, on June 27, 2024, the Board of Directors of the Corporation determined that each thirty (30) shares of the Corporation’s common stock (the “Common Stock”), issued and outstanding immediately prior to the Effective Time, shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, pursuant to the amendment set forth in this Certificate of Amendment. The Corporation publicly announced this ratio on June 27, 2024.

4. That this Certificate of Amendment shall become effective at 12:01 a.m. Eastern Time on July 1, 2024.

IN WITNESS WHEREOF, Azitra, Inc. has caused this Certificate of Amendment to be signed by its authorized officer on June 27, 2024.

AZITRA, INC.

By:	/s/ Francisco D. Salva
Francisco D. Salva
President and Chief Executive Officer